Filed Pursuant to Rule 424(b)(2)
Registration No. 333-170652

Prospectus Supplement

(To Prospectus dated November 17, 2010)

CATERPILLAR FINANCIAL SERVICES CORPORATION
$6,000,000,000

VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

An investment in the Notes involves risks. See Risk Factors on page 3 of the accompanying prospectus. In addition, prospective investors should carefully review the following risk factors, as well as the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any pricing supplement. You should consult your own financial and legal advisers as to the risks involved in an investment in the Notes and whether an investment is suitable for you.

All of the money you invest will be used to purchase Notes for you. All investments in the Notes are investments in unsecured debt obligations of Caterpillar Financial. Only our assets are available to pay the principal and interest on the Notes. We do not maintain reserves for our obligations under the Notes and the Notes are not subject to any sinking fund. The Notes are unsecured and are not obligations of or guaranteed, endorsed or insured by Caterpillar Inc., the Northern Trust Company, which acts as the agent bank for the Notes, or any other company. It is possible for you to lose some or all of your investment, including accrued interest, if we are unable to pay our debts, become bankrupt or seek creditor protection.

The Notes are not a money market fund, which is typically a diversified fund consisting of short term debt securities of many issuers. The Notes are not subject to the requirements of the Investment Company Act of 1940 (including those regarding diversification and quality of investments for money market funds) or the Employee Retirement Income Security Act of 1974, as amended. The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of Federal Deposit Insurance Corporation regulation or insurance or any other insurance. The Notes are not transferable, assignable or negotiable, they are not listed on any securities exchange, and there is no secondary market for the Notes. As a result, there is no public market valuation for the Notes.

The interest rate paid on investments in the Notes may not provide a basis for comparison with bank deposits or money market funds, which may use a different method of calculating yield, or other investments which pay a fixed yield for a stated period of time. The interest rate also does not necessarily bear any relation to the risks associated with or changes in our, or Caterpillar Inc.’s, creditworthiness, credit rating or financial condition and may not compensate you for any increase in credit risk of investment in Notes.

The Cat Financial PowerInvestment Notes (the “Notes”) are designed to provide you with a convenient means of investing your money directly with Caterpillar Financial Services Corporation (“Caterpillar Financial”).

                              The Notes—
☐ are in book-entry form and have no stated maturity

☐ are not rated by any rating agency and Caterpillar Financial does not anticipate receiving a rating

☐ are issuable in any amount not to exceed $25,000,000 at any period of time

☐ may be redeemed upon your demand as described in this prospectus supplement

☐ have a principal amount equal to the total amount of your investment, plus reinvested interest, after deducting redemptions and fees, if any

☐ earn a floating rate of interest to be determined solely by the Cat Financial PowerInvestment Committee or its designee. The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the Securities and Exchange Commission (“SEC”) and posted on Caterpillar Financial’s website

☐ earn interest which will accrue and be compounded daily and be automatically reinvested in Notes on the 15th day of each month

☐ are subject to redemption and repurchase by Caterpillar Financial at any time

☐ will rank equally and ratably with all other unsecured and non-subordinated indebtedness of Caterpillar Financial, of which $629 million was outstanding at September 30, 2010

☐ are offered on a continuous basis. The outstanding principal amount of the Notes will increase and decrease from time to time. The maximum net aggregate principal amount of Notes that may be outstanding at any one time, together with any Variable Denomination Floating Rate Demand Notes offered to other investors under the registration statement relating to the Notes then outstanding, is $1,250,000,000.

Please read this prospectus supplement, the accompanying prospectus and any pricing supplement carefully and retain for future reference.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement, the accompanying prospectus or any pricing supplement are truthful or complete.
Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 17, 2010

You should rely only on the information in this prospectus supplement, the accompanying prospectus and any pricing supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the Notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus supplement, the accompanying prospectus and any pricing supplement as of any date other than their respective dates, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus and any pricing supplement or any sale of the Notes.

Unless the context otherwise indicates, the terms “Caterpillar Financial,” “Cat Financial,” “Caterpillar Financial Services,” “we,” “us” or “our” mean Caterpillar Financial Services Corporation and its subsidiaries, and the term “Caterpillar” means Caterpillar Inc. and its subsidiaries.

Summary

Issuer	Caterpillar Financial Services Corporation.

Principal Executive Office of Caterpillar Financial Services Corporation	2120 West End Avenue Nashville, Tennessee, 37203-0001.

Title of Securities	Variable Denomination Floating Rate Demand Notes.

Amount	Up to $6,000,000,000 aggregate offering price.

Investment Options	Check, see page S-8.

Wire Transfer of $1,000 or more, see page S-8.

Payroll or Pension Deduction, see page S-9.

Automatic Checking Account Withdrawal, see page S-10.

Automatic Social Security Deposit, see page S-10.

Redemption Options	Check Writing, see page S-12.

Written Redemption, see page S-12.

Telephone Redemption, see page S-13.

Automatic Redemption, see page S-14.

Status	The Variable Denomination Floating Rate Demand Notes are unsecured debt obligations of Caterpillar Financial Services Corporation and rank equally and ratably with all of our other unsecured and non-subordinated debt. Only our assets are available to pay principal and interest on the Notes. The Notes are not obligations of or guaranteed, endorsed or insured by Caterpillar Inc., The Northern Trust Company, which acts as the agent bank for the Notes, or any other company. We do not maintain reserves for our obligations under the Notes and the Notes are not subject to any sinking fund. We have a support agreement with Caterpillar Inc. that provides, among other things, that Caterpillar Inc. will ensure that we will maintain a tangible net worth of at least $20 million. See page 7.

Maturity	The Variable Denomination Floating Rate Demand Notes mature on demand.

Interest	The Variable Denomination Floating Rate Demand Notes pay a floating rate of interest to be determined solely by the Cat Financial PowerInvestment Committee, or its designee, as provided for in the Cat Financial PowerInvestment Plan. Rates may vary based upon an investor’s principal amount of Notes or other factors as determined by the Cat Financial PowerInvestment Committee, or its designee, as provided for in the Cat Financial PowerInvestment Plan. See page S-5.

Principal	The principal amount of each Variable Denomination Floating Rate Demand Note will equal all investments and reinvested interest less redemptions and fees, if any.

Fees	Fees, if any, will be assessed for checks returned due to insufficient funds, stop payment requests, wire redemptions, checks written for less than $250 and other special services, see page S-14.

Form of Notes	The Variable Denomination Floating Rate Demand Notes will be issued in uncertificated form, see page 6.

Maximum Total Investment	The total maximum investment for any one investor shall not exceed $25,000,000 at any period of time. See page S-6.

Redemption at option of Caterpillar Financial Services Corporation	The Variable Denomination Floating Rate Demand Notes may be redeemed by Caterpillar Financial Services Corporation at its option, see pages S-6 and 6.

Agent Bank	The Northern Trust Company.

Tax Status	Interest credited to each of the Variable Denomination Floating Rate Demand Notes is reportable as taxable income for Federal tax purposes. Backup withholding may apply to certain persons, see page 10.

Trustee	U.S. Bank National Association.

Rating	Cat Financial Services Corporation has not requested, and does not anticipate receiving, a rating for the Variable Denomination Floating Rate Demand Notes from any rating agency.

CAT FINANCIAL POWERINVESTMENT NOTES

General

The following statements about investing in the Notes are summaries of the Cat Financial PowerInvestment Plan (the “Plan”), a copy of which is filed as an exhibit to the Registration Statement for the Notes. If this summary differs in any way from the statements in the Plan, you should rely on the Plan. You may request a copy of the Plan by writing or calling us at 2120 West End Avenue, Nashville, Tennessee 37203-0001, Attention: Treasurer, (615) 341-1000.

All of the money you invest will be used to purchase Notes for you. Your investments in the Notes and interest thereon will be recorded on a register maintained by the Northern Trust Company, the agent bank. The principal amount of each Note will be equal to all investments in the Notes made by you, and reinvested interest, less redemptions and fees, if any. Accrued interest is available to you when it is reinvested on the 15th day of each month. Investors receive a monthly statement showing a summary of all transactions, including investments, redemptions, interest earned and any fees or charges and may also call toll-free at 1-800-233-2164 to obtain current information about their investment in the Notes. Redemption proceeds may be paid by either check or wire transfer.

Eligible Investors and Investment Options

•	You must be a citizen of the United States, or, except as provided in applicable United States Treasury regulations, a partnership, or corporation incorporated or established in or under the laws of the United States or a trust or estate that is treated as a United States person under Section 7701 of the Internal Revenue Code, as amended.

•	You must provide a valid social security number or U.S. federal tax identification number.

•	Individuals, trusts and estates may invest in the Notes as may corporations, partnerships, firms or associations that are Caterpillar Financial dealers.

•	You may invest individually or jointly with another person.

•	You may invest by naming yourself as custodian for your minor children under the Uniform Gifts to Minors Act of the state in which you reside or under any other applicable law.

•	You may invest in the name of a trust established for your benefit or for the benefit of an immediate family member if you are a joint owner of the Notes with the trust for an immediate family member or are the trustee or co-trustee for such trust. In the case of any trust investment, the income of the trust must be subject to U.S. federal income taxation regardless of its source.

Interest Rate

The Notes will bear interest at a floating rate per annum to be determined by the Cat Financial PowerInvestment Committee, or its designee, on a weekly basis to be effective on the following Monday. Rates may vary by an investor’s principal amount of Notes or other factors as determined by the Cat Financial PowerInvestment Committee, or its designee, as provided for in the Plan.

The interest rate we pay on the Notes for any particular period does not indicate or represent the rates we will pay in the future. The interest rate paid on investments in the Notes may not provide a basis for comparison with bank deposits or money market funds, which may use a different method of calculating yield or other investments which pay a fixed yield for a stated period of time. The interest rate does not necessarily bear any relation to the risks associated with or changes in our, or Caterpillar’s, creditworthiness, credit rating or financial condition. Interest on the Notes will accrue daily and will be compounded daily, based on a 365/366-day year. Accrued interest will be automatically reinvested in the Notes on the 15th day of each month and thereafter will begin to earn interest.

For information on the current interest rate being paid on the Notes, call toll-free 1-800-233-2164 from 8:30 a.m. to 7:00 p.m. Eastern time Monday through Friday or access the Cat Financial PowerInvestment website at www.catfinancialpowerinvestment.com. None of the information contained at any time on this website is incorporated by reference into this document.

How to Invest

You may invest in the Notes at any time, without charge, by:

•	completing the application accompanying this prospectus supplement and forwarding the application with the return envelope;

•	by writing to Cat Financial PowerInvestment, P.O. Box 75956, Chicago, Illinois 60675-5956;

•	by calling 1-800-233-2164 for an investment package; or

•	by accessing this prospectus supplement, the accompanying prospectus and application through the Internet at www.catfinancialpowerinvestment.com

To invest in the Notes, you must select at least one of the applicable primary investment options and follow the procedures described below. You may make additional investments by any of the investment options described below. All investments must be made in U.S. dollars.

The minimum initial investment is $250.00 for all investors other than those who invest through a Caterpillar-Peoria payroll or pension system deduction. You must maintain a minimum $250.00 investment in the Notes at all times. If you first invest through a Caterpillar-Peoria payroll or pension system deduction, then the initial investment is $50.00 each month until the minimum required investment of $250.00 is attained. Once you attain the required investment of $250.00, you must maintain an investment of $250.00. Because of the relatively high cost of maintaining small investments, we reserve the right to redeem your investment if the investment balance is less than the minimum required investment balance of $250 for three consecutive months. You will be notified if your Notes will be redeemed and you will be permitted 30 days within which to make additional investments to increase your investment balance to the applicable minimum required investment before your investment is redeemed. If you do not, we may redeem the principal amount of your Notes, together with accrued and unpaid interest, and mail the proceeds to your registered address.

The total maximum investment for any one investor shall not exceed $25,000,000 at any period of time. If the amount of your investment exceeds the maximum, we may notify you in writing that we intend to redeem the amount of your investment in excess of $25,000,000. You will then have 30 days to redeem the excess portion of your investment. If you do not do so within a 30-day period, we will redeem the amount we have specified and mail a check to the registered holder of the Notes, less any tax withholding, if applicable, and any other fees discussed in this prospectus supplement or the accompanying prospectus. Interest on the redeemed amount shall cease to accrue on and after the effective date of the redemption. The maximum total investment in the Notes for any one investor is subject to change at the discretion of the Cat Financial PowerInvestment Committee without prior notice to investors.

As provided in the Plan, we have the right at any time to redeem immediately any Notes of an investor who we believe, in our sole judgment and discretion, is abusing or misusing the investment or redemption provisions applicable to the Notes or whose investments are otherwise inconsistent with the objectives of the Plan. In such circumstances, we will notify the investor of our intention to redeem in full the Notes on the third business day following the date of our notice. A final redemption check (less a service fee) will be sent to the investor in an amount equal to the principal amount of the redeemed Notes, including accrued and unpaid interest.

Your funds will be available for redemption on the date we credit the funds to your investment in the Notes, except for (a) investments by check, which will be available for redemption after seven business days from the date the check is credited to your investment, or such shorter time as may be determined from time to time by the Cat Financial PowerInvestment Committee, (b) investments made through an automatic checking account withdrawal, which will be available for redemption after five business days from the date the investment is posted, or (c) such shorter time as may be determined from time to time by the Cat Financial PowerInvestment Committee or its designee, as permitted under the Plan. For further information on making investments, call toll-free 1-800-233-2164 from 8:30 a.m. to 7:00 p.m. Eastern time Monday through Friday.

To help fight the funding of terrorism and money-laundering activities, the U.S. government has passed the USA PATRIOT ACT, which requires banks, including our processing agent bank, to obtain, verify, record and, in certain circumstances, report information that identifies persons who engage in certain transactions with or through a bank. This means that, in order for you to invest in the Notes, we will need the name, residential or street address (no P.O. boxes), date of birth and Social Security Number or other Tax ID of ALL PERSONS listed on the investment.

Primary Investment Options:

DATE INVESTMENT
INVESTMENT OPTION	PROCEDURES	CREDITED

PERSONAL AND CORPORATE CHECKS
Anyone who invests in the Notes may use this investment option.	Your completed application should be accompanied by a check in an amount of $250.00 or more. Additional investments in an amount of $50 or more must be accompanied by the deposit stub provided with the monthly statement or provided with investment confirmation notices.	Investments by check will be credited and interest will begin to accrue on the first business day after the agent bank receives a check in proper form if the check is received prior to 9:00 a.m. Eastern time and on the second business day following receipt if the check is received after 9:00 a.m. Eastern time. Checks are accepted subject to collection at full face value in U.S. funds.

Your initial investment may be in any amount of $250 or more. Additional investments may be in any amount of $50 or more.	All checks should be made payable to Cat Financial PowerInvestment in U.S. dollars and drawn on a U.S. bank. Only personal or corporate checks will be accepted. Starter checks, credit card checks, cashier checks, travelers checks, money orders and third-party checks will not be accepted.	Investments made by check may be redeemed after seven business days from the date the check is credited to your investment or such shorter time as may be determined from time to time by the Cat Financial PowerInvestment Committee, or its designee, as permitted under the Cat Financial PowerInvestment Plan.

WIRE TRANSFER
This investment option permits you to make investments in Notes by wire transfer.

Anyone who invests in the Notes may use this investment option, however, your initial investment may not be made by wire transfer.

Any investment following the initial investment may be made by wire transfer in any amount of $1,000 or more.
Once you have invested in the Notes and have received your PowerInvestment number, you may invest by wire transfer by calling the agent bank toll free at 1-800-233-2164 from 8:30 a.m. to 7:00 p.m. Eastern time Monday through Friday to advise them of the intent to make an investment by wire transfer, at which time the agent bank will provide you wire transfer instructions.	Investments made by Federal Funds wired to the agent bank will be credited as of, and interest will begin to accrue, no later than the next business day following receipt of funds by the agent bank, except that if wired funds are received by 2:00 p.m. Eastern time the funds will be credited to the investment and begin accruing interest the same day. If you wire funds other than Federal Funds to the agent bank, there may be a delay in crediting the wire investment to your investment in Notes. Neither the agent bank, nor we, will be responsible for delays in the funds wiring system.

DATE INVESTMENT
INVESTMENT OPTION	PROCEDURES	CREDITED

PAYROLL OR PENSION DEDUCTION
Unless the Cat Financial PowerInvestment Committee determines otherwise, you may only use this investment option if you belong to one of the following categories:
•  employees of Caterpillar and its U.S. subsidiaries, to the extent they are currently paid through a Caterpillar-Peoria payroll system (including full-time and part-time employees, employees on leave of absence and management payroll employees on medical disability); and
•  retirees receiving retirement benefits from Caterpillar or any of its U.S. subsidiaries, to the extent they are currently paid through a Caterpillar-Peoria pension system.
If you invest through payroll or pension deduction, you may invest only through one PowerInvestment number.
The minimum initial and monthly investment only for payroll or pension deduction is $50 each month until the minimum required investment of $250 is attained. Thereafter, the $250 minimum investment must be maintained and additional investments may be in any amount of $50 or more. For all other investors, the minimum initial investment is $250. The total maximum investment for any one investor shall not exceed $25,000,000 at any period of time. See “Maximum Total Investment” for more information on investment limits.
Investments by payroll and pension deduction will begin as soon as practicable after you submit your completed application.
  Your completed application should specify “Payroll Deduction” or “Pension Deduction.”

  You should complete the applicable portion of the investment application.

  You may change or terminate investments by payroll or pension deduction by providing written instructions (signed by the payroll or pension recipient) to:

Cat Financial PowerInvestment,
P.O. Box 75956,
Chicago, Illinois 60675-5956

  We will change or terminate your investments by payroll or pension deduction and the change or termination will be effective as soon as practicable after we receive your instructions.
Investments by payroll or pension deduction will be created as of and interest will begin to accrue on the payday on which the payroll or pension deductions begin.

Other Investment Options:

Anyone who invests in the Notes may use the following investment options. These investment options may not be used to make the initial investment in the Notes.

DATE INVESTMENT
INVESTMENT OPTION	PROCEDURES	CREDITED

AUTOMATIC CHECKING ACCOUNT WITHDRAWAL
This investment option permits you to make automatic monthly investments in the Notes. Under this alternative, the agent bank will draw funds from your bank account by an electronic funds transfer for the prescribed amount and will invest the proceeds in the Notes.

Investments may be made in any amount of $50 or more.
	Call the agent bank toll free at 1-800-233-2164 from 8:30 a.m. to 7:00 p.m. Eastern time Monday through Friday for a copy of the investment application. Complete the application (including the Automatic Investment authorization form) and return it to the agent bank together with a voided check as described in the application. You may change or terminate investments by automatic charge at any time by providing notice in writing to the agent bank or by calling the agent bank toll free at the above listed number. Notices to change or terminate investments by automatic charge will be effective as soon as practicable after they are received by the agent bank.	Checks for monthly investments will be presented for payment on approximately the 18th day of each month. Investments will be credited and interest will begin to accrue on the first business day following posting of such draft by the agent bank. All such investments are accepted subject to collection at full face value in U.S. funds. Investments made through an automatic checking account withdrawal will be available for redemption after five business days from the day the investment is posted.
AUTOMATIC SOCIAL SECURITY DEPOSIT
This investment option is used to deposit your entire social security payment.	Contact your local social security office or other payor organization for the required form. Complete the form and return it to the agent bank. You may terminate the agent bank’s authority to receive your social security or other payments at any time by providing notice in writing to the issuer of your social security payments and to the agent bank.	Automatic investments will be credited, and interest will begin to accrue according to the provisions for checks or wire transfers above, as applicable.

How to Redeem

Generally, you may redeem all or any part of your Notes without charges or penalties as more fully described below. However, you may redeem your entire investment in the Cat Financial PowerInvestment Notes only by use of the Written Redemption option as described on page S-12 of this prospectus supplement. In such event, the principal amount of your Notes, together with accrued and unpaid interest, will be redeemed and the proceeds distributed in accordance with the procedures set forth below under Written Redemption. Requests for redemption should not be made to us or Caterpillar or its subsidiaries. If the amount to be redeemed represents (a) an investment made by check, the redemption request will not be honored until after seven business days from the date the check is credited to your investment or such shorter time as may be determined from time to time by the Cat Financial PowerInvestment Committee, or its designee, as permitted under the Plan, (b) an investment made by automatic withdrawal from a bank account, the redemption request will not be honored until after five business days from the posting of such investment by the agent bank or, (c) such shorter time as may be determined from time to time by the Cat Financial PowerInvestment Committee, or its designee, as permitted under the Plan.

If you need more immediate access to your funds you may avoid this delay by investing in the Notes through one of the other available means of investment. If you are redeeming your entire investment in the Notes you will receive all accrued and unpaid interest.

Redemption checks will only be sent to the registered owner of the Notes at the registered investment address. For further information on redeeming investments in Cat Financial PowerInvestment Notes call toll-free 1-800-233-2164 from 8:30 a.m. to 7:00 p.m. Eastern time Monday through Friday or write to:

Cat Financial PowerInvestment, P.O. Box 75956, Chicago, Illinois 60675-5956.

DATE OF
REDEMPTION/ DATE
INTEREST CEASES
REDEMPTION OPTION	PROCEDURES	TO ACCRUE

CHECK WRITING
You will be provided with a supply of redemption checks free of charge. For your protection, we will accept for redemption only Cat Financial PowerInvestment checks. You may make redemption checks payable to the order of anyone in the amount of $250 or more.

We will not honor checks written for less than $250 and will return them to the presenter. In addition to having the check returned, we will charge a $10 fee that will be debited directly from your investment balance in the Notes. The payee of a redemption check may cash or deposit the check like any personal check drawn on a bank. If the amount of a redemption check is greater than your investment balance, the check will not be honored and will be returned to the presenter by the agent bank. See “Fees” below for a discussion of certain fees in connection with the check redemption option.
	If you own the Notes jointly with another person, you may choose to have one or both signatures required on the redemption checks. You may order additional redemption checks by using the reorder form in your current checkbooks. We will send redemption checks only to the registered owner(s) of the Notes and only to the address of record. Your election of the check writing option does not create a checking or other bank account or a depositor or banking relationship with the agent bank or us.	Redemption will be made on the date the redemption check is presented to the agent bank for payment. The amount of the Note to be redeemed will continue to accrue interest to, but not including, the day the redemption check is presented for payment.

WRITTEN REDEMPTION
You may redeem investments in the Notes at any time by requesting redemption in writing sent to: Cat Financial PowerInvestment, P.O. Box 75956, Chicago, Illinois 60675-5956. If you own the Notes jointly with another person, all owners must sign the redemption request. Redemptions will be paid to you by check, in the amount of $250 or more, or the investment balance of your Notes, whichever is less.
Written redemption is automatically available to you and does not require any selection on the application.

We will send a check only to the registered owner of the Notes at the registered investment address.
The agent bank will mail you a check representing the redemption proceeds no later than the next business day following receipt of the request in proper form, and interest will accrue to, but not including, such next business day.

DATE OF
REDEMPTION/ DATE
INTEREST CEASES
REDEMPTION OPTION	PROCEDURES	TO ACCRUE

TELEPHONE REDEMPTION
By use of the telephone redemption option, you authorize the agent bank to act on telephone instructions to have redemption proceeds paid by check or wire transfer. The agent bank’s records of the telephonic instructions are binding. Neither the agent bank nor we will be responsible for the authenticity of telephone redemption requests.

A $15 service fee will be debited directly from your investment balance in the Notes for any redemption proceeds paid by wire transfers.

The minimum amount that may be redeemed by telephone redemption is $250 for checks and $1,000 for wire transfers.

You must select the telephone redemption option on the application.

Requests for redemption may be made by calling 1-800-233-2164 from 8:30 a.m. to 7:00 p.m. Eastern time Monday through Friday. Check redemptions will be sent only to the registered investment address. Wire redemption instructions must indicate the investment number, the social security number or taxpayer identification number and the name of the registered owner submitting the wire redemption request.

The agent bank will wire redemption proceeds only to the U.S. bank account designated by you on the application.

You may change the predesignated bank and bank account number only by making a written request to the agent bank with the signature of each registered owner (including joint owners) of the Notes. Neither the agent bank, nor we, will be responsible for delays in the fund wiring system. If the predesignated bank is not a member of the Federal Reserve System, there may be a delay in crediting your funds to the predesignated bank account.
If the redemption proceeds are paid by check, a check representing the redemption proceeds will be mailed to the registered investment address, by the end of the next business day following receipt of the redemption request and interest will accrue to, but not including, the day of your request. If the redemption proceeds are paid by wire transfer, the day and time at which your wire transfer will be received at your bank will vary based on the time of day complete transfer instructions are received by the agent bank. Interest will accrue to, but not including, the day of your request.

DATE OF
REDEMPTION/ DATE
INTEREST CEASES
REDEMPTION OPTION	PROCEDURES	TO ACCRUE

AUTOMATIC REDEMPTION
By specifying automatic redemption on the application you may elect to redeem a specified part of the Notes on a monthly or quarterly basis.

You are eligible for this redemption option only if your investment balance in the Notes is in excess of $10,000 (and will remain so after redemption).

Each redemption must be for a minimum amount of $250.
You must select the automatic redemption feature on the application.	Redemption will be on or about the 16th day of each month. A check payable in the amount specified in the application will be sent to the registered investment address. Interest will accrue to, but not including, the day of redemption.

Fees

There are no maintenance fees with respect to your investment in Notes nor are there charges for checks or check redemptions. You may, however, be charged a fee by your commercial bank or financial institution if you make an investment or receive a redemption amount by wire transfer. You may also incur a charge in obtaining any signature guarantee that may be required. Fees for checks returned due to insufficient funds, stop payment requests, wire redemption and other special services will be debited directly from your investment balance in the Notes. A $10 service fee will be debited directly from your investment balance in the Notes for any checks written for less than $250.

Investor Statements

The agent bank will send a statement to you on approximately the 15th of every month showing a summary of all the transactions made in the Notes during the previous month, including the beginning investment balance, all investments and redemptions, all interest earned, as well as any relevant fees or charges. In addition, redemption checks on which payment has been made will be returned monthly to you; the check number and amount of each such check will be indicated on the monthly investment statement. This procedure is subject to change at the discretion of the Cat Financial PowerInvestment Committee or its designee.

You can obtain current information about the Notes by calling us toll-free at 1-800-233-2164 from 8:30 a.m. to 7:00 p.m. Eastern time Monday through Friday or by writing to us at:

Cat Financial PowerInvestment
P.O. Box 75956, Chicago, Illinois 60675-5956.

We will only furnish information to you if you have specified the name, address, PowerInvestment number, and social security or taxpayer identification number of the registered owner of the Notes.

TERMINATION, SUSPENSION OR MODIFICATION

We expect that you will be able to invest in the Notes for the foreseeable future, but we reserve the right at any time to terminate, to suspend or from time to time to modify the Plan and the Notes offering in part, in its entirety or in respect of investors located in one or more states or other jurisdictions or to suspend new investments in the Notes. We reserve the right to modify, suspend or terminate any of the investment options and redemption options described under “How to Invest” and “How to Redeem.” No termination, modification or suspension shall affect your rights unless the proposed action shall have been communicated to you in sufficient time prior to its effective date to allow you to redeem Notes together with accrued and unpaid interest in accordance with the terms in effect prior to the effective date of such termination, modification or suspension. No such termination or modification of the Plan or suspension or any provision in the Plan may diminish the principal of any Note or unpaid interest on any Note. Any modification that affects the rights or duties of the trustee may be made only with the consent of the trustee.

RIGHTS MAY NOT BE ASSIGNED, TRANSFERRED OR PLEDGED

Except for redemptions, and except for the right to debit amounts credited in error to investment balances, there is no provision in the Plan, in the indenture or in our arrangements with the agent bank under which any person has or may create any lien on amounts credited to your investment balance in the Notes. You may not assign, transfer or pledge rights under the Notes, except upon redemption.

PLAN OF DISTRIBUTION

We are offering the Notes on a continuing basis through William Blair & Company, L.L.C. (“William Blair & Company”). No commissions will be paid to William Blair & Company for any sales resulting from its efforts although we will pay William Blair & Company an annual administrative fee of up to $150,000 with respect to the Notes and any Variable Denomination Floating Rate Demand Notes offered to other investors under the registration statement relating to the Notes initially for its services. We are offering the Notes pursuant to the provisions of the Bylaws of the Financial Industry Regulatory Authority. We may also from time to time sell Notes directly or designate other agents through whom Notes may be offered. We reserve the right to withdraw, cancel or modify the offer to purchase Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

Prospectus
CATERPILLAR FINANCIAL SERVICES CORPORATION
VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

We may, from time to time, sell Cat Financial PowerInvestment Notes (the “Notes”) in one or more offerings pursuant to this prospectus. All investments in the Notes are investments in unsecured debt obligations of Caterpillar Financial Services Corporation. Only our assets are available to pay the principal and interest on the Notes.

We will provide the specific terms of the Notes in supplements to this prospectus. This prospectus may not be used to sell the Notes unless accompanied by the applicable prospectus supplement. We urge you to read carefully this prospectus and the applicable prospectus supplement, which will describe the specific terms of the Notes offered, before you make your investment decision.

We may sell the Notes on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. For additional information on the method of sale, refer to the section entitled “Plan of Distribution” below. The specific manner in which the Notes may be offered and any applicable commissions or discounts will be set forth in the prospectus supplement covering the sales of those Notes.

Investing in the Notes involves risks. You should carefully consider the risk factors described under Risk Factors below and in any accompanying prospectus supplement or any documents incorporated by reference before investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 17, 2010

THE COMPANY

Caterpillar Financial Services Corporation is a wholly owned finance subsidiary of Caterpillar Inc. Our primary business is to provide retail financing alternatives to customers and dealers around the world for Caterpillar Inc. products and non-competitive related equipment, provide wholesale financing to Caterpillar Inc. dealers and purchase short-term dealer receivables from Caterpillar Inc. We emphasize prompt and responsive service and offer various financing plans to meet customer requirements, increase Caterpillar Inc. sales and generate financing income.

We are a Delaware corporation that was incorporated in 1981. Our principal office is located at 2120 West End Avenue, Nashville, Tennessee, 37203-0001 and our telephone number is (615) 341-1000.

Unless the context otherwise indicates, the terms “Caterpillar Financial,” “Cat Financial,” “Caterpillar Financial Services,” “we,” “us” or “our” mean Caterpillar Financial Services Corporation and its subsidiaries, and the term “Caterpillar” means Caterpillar Inc. and its subsidiaries.

CATERPILLAR

Caterpillar and its subsidiaries operate in three principal lines of business:

•	Machinery: A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery-track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders, underground mining equipment, tunnel boring equipment and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and service of rail-related products.

•	Engines: A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machinery and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 10 to over 21,700 horsepower (8 to over 16000 kilowatts). Turbines range from 1,600 to 30,000 horsepower (1200 to 22000 kilowatts).

•	Financial Products: A principal line of business consisting primarily of Caterpillar Financial, Caterpillar Insurance Holdings, Inc. and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of Caterpillar equipment.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes to finance future installment sales and leasing transactions, for loans to customers and dealers and for other corporate purposes. We expect to incur additional indebtedness in connection with our financing operations. However, the amount, timing and precise nature of such indebtedness have not yet been determined and will depend upon the volume of our business, the availability of credit and general market conditions.

FORWARD-LOOKING STATEMENTS

Some statements contained or incorporated by reference into this prospectus or any applicable prospectus supplement may be considered forward-looking and involve risks, uncertainties and other factors that could significantly impact results. The words “believes,” “expects,” “estimates,” “anticipates,” “will,” “should” and similar words or expressions identify forward-looking statements made on behalf of Caterpillar Financial. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions, laws and regulations and political stability, as well as matters specific to Caterpillar Financial and the markets we serve, including demand for Caterpillar’s products, the creditworthiness of customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. Those risk factors may not be exhaustive. Please see our filings with the Securities and Exchange Commission (“SEC”) for additional discussion of these uncertainties and factors. We disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future results or otherwise.

RATIO OF PROFIT TO FIXED CHARGES

Our ratio of profit to fixed charges for the periods presented is as follows:

Nine Months
Ended
September 30,	Year Ended December 31
2010	2009	2008	2007	2006	2005

1.35	1.29	1.43	1.63	1.66	1.67

For purposes of calculating these ratios, profit consists of income before income taxes plus fixed charges. Profit is reduced by our equity in profit of certain partnerships in which we participate. Fixed charges consist of interest on borrowed funds (including any amortization of debt discount, premium and issuance expense) and a portion of rentals representing interest.

RISK FACTORS

Key risk factors to consider before investing include:

•	An investment in the Notes does not create a bank account or depositor relationship between you and Caterpillar Financial or The Northern Trust Company, as the agent bank.

•	The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of Federal Deposit Insurance Corporation regulation or insurance or any other insurance.

•	All of the money you invest will be used to purchase Notes for you. The Notes are not a money market fund, which is typically a diversified fund consisting of short term debt of many issuers. The Notes are not subject to regulation under the Investment Company Act of 1940, as amended. Consequently, you will not have the benefit of federal laws and regulations designed to help maintain liquidity and a stable share price and set standards for credit quality, diversification and for maturity of individual securities and the overall portfolio.

•	The Notes are not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended.

•	The Notes are not a brokerage account with William Blair & Company, L.L.C. or any other broker/dealer and are not protected by the Securities Investor Protection Corporation under the Securities Investors Protection Act of 1970.

•	Caterpillar Financial has not requested, and does not anticipate receiving, a rating for the Notes from any rating agency.

•	The interest rate paid on investments in the Notes may not provide a basis for comparison with bank deposits or money market funds, which may use a different method of calculating yield, or other investments which pay a fixed yield for a stated period of time. The interest rate also does not necessarily bear any relation to the risks associated with or changes in our, or Caterpillar’s, creditworthiness, credit rating or financial condition and may not compensate you for any increase in credit risk of investment in Notes.

•	Although you may redeem your investment in the Notes at any time in whole or in part, in the manner explained in this Prospectus and/or the applicable prospectus supplement, you are not able to transfer your investment in the Notes to someone else. As a result, the Notes are not listed on any securities exchange, no secondary market for the Notes currently exists nor will one develop in the future. Consequently, there is no public market valuation of the Notes to assist you in evaluating the Notes or the yield earned.

•	The Notes are investments in unsecured debt obligations of Caterpillar Financial. Only our assets are available to pay the principal and interest on the Notes.

•	The Notes are not guaranteed, endorsed or insured by Caterpillar, our corporate parent, or any financial institution or government entity. Caterpillar Financial does not maintain reserves for its obligations under the Notes. There is a risk that Caterpillar Financial will be unable to meet interest payments or repay principal on the Notes. You may lose all or part of your investment, including accrued interest, if Caterpillar Financial is unable to pay its debts, enters bankruptcy or seeks protection from its creditors.

•	You will not be able to exchange your Notes for any other securities of Caterpillar Financial.

CAT FINANCIAL POWERINVESTMENT COMMITTEE

The Cat Financial PowerInvestment Committee has the full power and authority to, among other things:

•	amend the Cat Financial PowerInvestment Plan and each specific offering of the Notes to the extent described in the applicable prospectus supplement;

•	interpret the provisions of the Cat Financial PowerInvestment Plan;

•	adopt rules and regulations in connection therewith;

•	redeem any investments in the Notes that the Cat Financial PowerInvestment Committee determines are not consistent with the objectives of the Cat Financial PowerInvestment Plan; and

•	make certain determinations in accordance with the Cat Financial PowerInvestment Plan, including setting the rates of interest to be paid on the Notes.

The Cat Financial PowerInvestment Committee shall consist of at least three persons designated from time to time by our Board of Directors. The Board of Directors initially designated the Committee to consist of the persons elected from time to time as the President, the Executive Vice President and the Treasurer of Cat Financial. To date, persons holding those positions continue to constitute the Committee although the Board of Directors may change this at any time. Our President may from time to time designate an alternate for each member, who shall have full power to act in the absence or inability to act of such member. As provided in the Cat Financial PowerInvestment Plan, the Committee has delegated its authority to determine the interest rate on the Notes to the appropriate Funding Manager in the Treasury Department of Caterpillar Financial. The address of each member of the Cat Financial PowerInvestment Committee is 2120 West End Avenue, Nashville, Tennessee 37203-0001. The members of the Cat Financial PowerInvestment Committee receive no additional compensation for their Committee services.

The members of the Committee and the Funding Managers may from time to time have potential conflicts of interest from the point of view of investors in the Notes. All members of the Committee and the Funding Managers to date have been, and are expected in the future to be, employees or directors of Caterpillar Financial, Caterpillar or one of their respective subsidiaries. All of the money you invest will be invested in the Notes, which are securities of Caterpillar Financial. Consequently, the members of the Committee and the Funding Managers may make decisions that investors do not believe to be in their best interest.

Under the Plan, no member of the Committee or a director, officer or employee of Caterpillar Financial, Caterpillar or any of their subsidiaries will be liable for any action or failure to act under or in connection with the Cat Financial PowerInvestment Plan, except for his or her own bad faith. Caterpillar Financial will indemnify and hold any such person harmless from all loss or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, or proceeding, except a judgment in favor of Caterpillar Financial based upon a finding of his or her bad faith.

AGENT BANK

The Northern Trust Company is the agent bank for the Notes. Northern Trust’s services include:

•	maintenance of records of investments in the Notes by the investor;

•	receipt of funds being invested in Notes and disbursement of funds upon redemption of Notes;

•	transaction processing and accounting;

•	preparation of investment statements and other correspondence to investors;

•	investor servicing;

•	maintenance of records of the investment balance in the Notes, accrual of interest, and payment and reinvestment of interest; and

•	tax reporting and filing with the proper authorities.

We pay the agent bank an administrative fee for these services.

DESCRIPTION OF THE NOTES

As required by Federal law for all publicly-offered notes of companies, the Notes are governed by a document called the indenture. The indenture is a contract, dated as of July 15, 1991, as supplemented by supplemental indentures, between us and U.S. Bank National Association (as successor to the former trustee), which acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later under “Events of Default and Notices.” Second, the trustee may perform certain administrative duties for us.

The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture is an exhibit to the registration statement relating to the Notes. See “Where You Can Find More Information” for information on how to obtain a copy.

This section summarizes all the material terms of the Notes. Because this section is a summary, it does not describe every aspect of the Notes and is subject to and qualified in its entirety by reference to all provisions of the indenture, including definitions of certain terms used in the indenture. We describe the meaning for only the more important of those terms. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus, such sections or defined terms are incorporated by reference here.

General

Subject to the maximum total investment described in the applicable prospectus supplement, the Notes will be issuable in any amount and will mature upon your demand. The Notes will be identical except for their issue date and principal amount. We may reject any offer to purchase Notes in whole or in part. All investments in the Notes are investments in our unsecured debt obligations and are not obligations of or guaranteed by Caterpillar, the agent bank or any other company. Caterpillar Financial does not maintain reserves for its obligations under the Notes and the Notes are not subject to any sinking fund. The Notes are redeemable at your option in the manner described in the applicable prospectus supplement.

Following an initial investment, investors may make additional investments and redemptions from time to time as described in the applicable prospectus supplement. As a result, the outstanding principal amount of the Notes will increase and decrease from time to time. For purposes of determining the aggregate amount of registered but unissued notes under the registration statement relating to the Notes, each investment is an issuance of Notes, reducing the capacity of registered but unissued Notes by a corresponding amount. The daily amount and rate of redemptions are affected by many factors, including but not limited to, the rates we offer on the Notes from time to time, the wide variety of alternative investment options in the market that are available to our investors and seasonal increases in redemptions and investments.

In the event that investors seek to redeem a large dollar amount of Notes over a short period of time, although there can be no assurance, we believe that we will have sufficient funds available to meet our commitments under the Notes. Liquidity management is both a daily and long-term component of our management strategy. In the event that we require funds beyond our ability to generate them internally, additional sources of funds are available to us and to Caterpillar, through various lines of credit. In addition, we may access funds, if necessary, through variable amount lending arrangements with Caterpillar. We have also entered into a support agreement with Caterpillar, as described below. For more information, see the discussion of our capital resources and liquidity in our Forms 10-K and 10-Q that have been filed with the SEC and are incorporated by reference into this prospectus.

The Notes are unsecured and will rank equally and ratably with all of our other unsecured and non-subordinated debt, of which $629 million was outstanding at September 30, 2010. The indenture does not limit the principal amount of the Notes or any of our other debt that may be issued.

The Notes will be issued in uncertificated form and you will not receive any certificate or other instrument evidencing our indebtedness. All funds you invest in the Notes, together with interest accrued thereon, and redemptions, if any, will be recorded on a register maintained by the agent bank.

We May Redeem the Notes at our Option

We may redeem, at any time at our option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot or pro rata or by any other method that is deemed fair and appropriate by the trustee. (section 301) We also may redeem the principal amount of your Notes, together with accrued and unpaid interest thereon, if you are not eligible to invest in the Notes. (section 305) We generally will give you 30 days prior written notice if your Notes are to be redeemed in whole or in part.

In addition, as provided in the Cat Financial PowerInvestment Plan, we may also redeem, at any time at our option, the Notes of any investor who we determine in our sole judgment and discretion is abusing or misusing the investment or redemption provisions applicable to the Notes or whose investments are otherwise inconsistent with the objectives of the Cat Financial PowerInvestment Plan. In such circumstances, we will notify the investor of our intention to redeem in full the Notes on the third Business Day following the date of our notice.

The full or partial Notes being redeemed, plus accrued and unpaid interest thereon to the date of redemption, will be paid to you by check. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption. (sections 302 and 303) A final redemption check (less any service fee) will be sent to the investor in an amount equal to the principal amount of the redeemed Notes, including accrued and unpaid interest.

Support Agreement

We have a support agreement with Caterpillar that provides, among other things, that Caterpillar will:

•	remain, directly or indirectly, our sole owner;

•	ensure that we will maintain a tangible net worth of at least $20 million;

•	permit us to use (and we are required to use) the name “Caterpillar” in the conduct of our business; and

•	ensure that we maintain a ratio of earnings and interest expense (as defined in the Support Agreement) to interest expense of not less than 1.15 to 1.

Caterpillar’s obligations under the support agreement are to us only and are not directly enforceable by any of our creditors nor do they constitute a guarantee by Caterpillar of the payment of any of our debts or other obligations, including the Notes. If Caterpillar breaches its obligations to remain our owner or ensure that we maintain a tangible net worth of at least $20 million, any person or corporation who has lent us money may demand that we enforce our rights under the support agreement. If we fail or refuse to enforce our rights, any of our lenders may proceed against us to enforce our rights.

Regarding the support agreement, the indenture provides that we:

•	will observe and perform in all material respects all of our covenants or agreements contained in the support agreement;

•	to the extent possible, will cause Caterpillar to observe and perform in all material respects all of its covenants or agreements contained in the support agreement; and

•	will not waive compliance under, amend in any material respect, or terminate the support agreement. The support agreement may be amended, however, if the amendment would not have a material adverse effect on the holders of any outstanding Notes or if the holders of at least 66 2/3% in principal amount of the outstanding Notes that are affected by the amendment waive compliance with these provisions as they relate to the proposed amendment. (section 1004)

Restrictions on Liens and Encumbrances

We have agreed in the indenture that we will not create, assume or guarantee any secured debt unless we have made effective provisions to secure the Notes (and, if we determine, any other indebtedness of or guaranteed by us), equally and ratably with such secured debt. The term “secured debt” shall mean indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or encumbrance on any of our property of any character. This covenant does not apply to debt secured by:

•	certain mortgages, pledges, liens, security interest or encumbrances in connection with the acquisition, construction or improvement of any fixed asset or other physical or real property by us;

•	mortgages, pledges, liens, security interests or encumbrances on property existing at the time it is acquired, whether or not assumed by us;

•	mortgages, pledges, liens, security interests or encumbrances on property of a corporation existing at the time the corporation is merged into or consolidated with us or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to us;

•	mortgages, including mortgages, pledges, liens, security interests or encumbrances, on our property in favor of the United States of America, any state thereof, or any other country, or any agency, instrumentality or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such mortgages;

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage, pledge, lien or encumbrance referred to in the foregoing four items; or

•	any mortgage, pledge, lien, security interest, or encumbrance securing indebtedness owing by us to one or more of our wholly owned subsidiaries.

Notwithstanding the above, under the indenture we may, without securing the Notes, create, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions, provided that, after giving effect to these restrictions, the aggregate amount of all outstanding secured debt (not including secured debt permitted under the foregoing exceptions) does not exceed 5% of our “consolidated net tangible assets.” (sections 101 and 1005)

The indenture provides that we shall not consolidate or merge with, and shall not convey, transfer or lease our property, substantially as an entirety, to another corporation if as a result any of our properties or assets would become subject to a lien or mortgage not permitted by the terms of the indenture unless we have made effective provisions to secure the Notes equally and ratably with (or prior to) all indebtedness thereby secured. (section 801)

For purposes of the indenture, the term “consolidated net tangible assets” shall mean as of any particular time the aggregate amount of assets after deducting therefrom (a) all current liabilities (excluding any such liability that by its terms is extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (b) all goodwill, excess of cost over assets acquired, patents, copyrights, trademarks, trade names, unamortized debt discount and expense and other like intangibles, all as shown in our and our subsidiaries’ most recent consolidated financial statements prepared in accordance with generally accepted accounting principles. The term “subsidiary,” as used in this section, means any corporation of which more than 50% of the outstanding stock having ordinary voting power to elect directors is owned directly or indirectly by us or by one or more other corporations more than 50% of such stock of which is similarly owned or controlled. (section 101)

The Trustee

The indenture contains certain limitations on the right of the trustee, as a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (section 613) In addition, the trustee may be deemed to have a conflicting interest and may be required to resign as trustee if at the time of a default under the indenture it is a creditor of ours.

U.S. Bank National Association (as successor to the former trustee), the trustee under the indenture, maintains a banking relationship with Caterpillar and us.

Events of Default and Notices

The following events are defined in the indenture as “events of default” with respect to the Notes:

•	failure to pay any or all the principal of or interest on any Note when due, provided that the trustee may determine that the failure to pay shall not be deemed to be an event of default under various circumstances, such as when the person demanding payment is not legally entitled to it or upon the occurrence of an administrative error;

•	default in the performance, or breach, of any term or provision of the covenants to maintain the Support Agreement;

•	failure to perform any of our other covenants in the indenture, which continues for 60 days after we are given written notice by either the trustee or the holders of at least 25% in principal amount of the Notes outstanding and affected thereby;

•	Caterpillar or one of its wholly owned subsidiaries shall at any time fail to own all of the issued and outstanding shares of our capital stock;

•	our default in payment of principal in excess of $10,000,000 or acceleration of any indebtedness for money borrowed in excess of $10,000,000 (including a default with respect to debt securities other than the Notes), if such indebtedness has not been discharged or becomes no longer due and payable or such acceleration has not been rescinded or annulled, within 10 days after written notice given to us by the trustee or the holders of at least 10% in principal amount of the outstanding Notes;

•	certain events in bankruptcy, insolvency or reorganization of us; and

•	certain events in bankruptcy, insolvency or reorganization of Caterpillar or one of its subsidiaries if such event affects any significant part of our assets of or any of our subsidiaries. (section 501)

If an event of default with respect to the outstanding Notes occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of all Notes to be due and payable immediately; provided, however, that under certain circumstances the holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul such declaration and its consequences. (section 502)

The indenture provides that the trustee, within 90 days after the occurrence of a default with respect to the Notes, shall give to the holders of the Notes notice of all uncured defaults known to it (the term “default” means the events specified above without grace periods), provided that, except in the case of default in the payment of principal of or interest, if any, on any Notes, the trustee shall be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of Notes. (section 602)

We will be required to furnish annually to the trustee a statement by certain of our officers to the effect that to their knowledge we are not in default in the fulfillment of any of our obligations under the indenture or, if there has been a default in the fulfillment of any of our obligations, specifying each such default. (section 1006)

The holders of a majority in principal amount of the outstanding Notes affected will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, exercising any trust or power conferred on the trustee with respect to the Notes, and to waive certain defaults. (sections 512 and 513)

The indenture provides that in case an event of default occurs and is continuing, the trustee shall exercise such of its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (section 601) Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of Notes unless they shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which the trustee might incur in complying with the request. (section 603)

Modification of the Indenture

We and the trustee may modify or amend the indenture, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding Notes issued under the indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without the consent of each holder of the Notes that are affected:

•	change the character of the Notes from being payable on demand or reduce the principal amount of any Note;

•	impair the right to institute a suit for the enforcement of any payment on or with respect to any Note;

•	reduce the above-stated percentage of holders of Notes necessary to modify or amend the indenture; or

•	modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults. (section 902)

TAXES

The following is a general summary of the U.S. Federal income tax consequences to you if you invest in the Notes. The discussion addresses only the income tax consequences to you if you are an individual and are a citizen of the United States for Federal income tax purposes. You should consult your own tax advisors concerning the application of United States Federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to your situation.

The Cat Financial PowerInvestment Notes are not qualified under Section 401(a) of the Internal Revenue Code, as amended. All interest credited to your Notes in any taxable year is reportable by you as taxable income for Federal income tax purposes. Early in each year the agent bank will provide to you the full amount reportable as taxable income for the previous year. The agent bank also will file tax information returns as required by law. Backup withholding may apply to you if you fail to comply with applicable tax identification requirements. Interest credited to the Notes also may be subject to state and local income taxes.

PLAN OF DISTRIBUTION

We are offering the Notes on a continuing basis through William Blair & Company, L.L.C. (“William Blair & Company”). No commissions will be paid to William Blair & Company for any sales resulting from its efforts although we will pay William Blair & Company an annual administrative fee of up to $150,000 initially for its services. We are offering the Notes pursuant to the provisions of the Bylaws of the Financial Industry Regulatory Authority. We may also from time to time sell Notes directly or designate other agents through whom Notes may be offered. We reserve the right to withdraw, cancel or modify the offer to purchase Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

VALIDITY OF NOTES

The validity of the Notes will be passed upon by Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, California, 94105, our outside counsel.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Caterpillar Financial for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-3 related to the Notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information. You will find additional information about us and the Notes in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC. You may read and copy any reports, statements or other information we and Caterpillar Inc. each file, including the registration statement and its exhibits, at the SEC’s public reference room in Washington, D.C. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room. Our SEC filings and Caterpillar’s filings are also available to the public on the SEC Internet site (http://www.sec.gov). None of the information contained at any time on either our Internet site or Caterpillar’s Internet site is incorporated by reference into this prospectus.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2009, and our other filings on Forms 10-Q and 8-K made with the SEC through the date of this prospectus, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until such time as all of the Notes covered by this prospectus have been sold or the offering of the Notes has been otherwise terminated.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference (without exhibits), at no cost, by writing or calling us at: 2120 West End Avenue, Nashville, Tennessee 37203, Attention: Treasurer, (615) 341-1000. You may also obtain a copy by accessing our website at www.catfinancial.com.

CAT FINANCIAL POWERINVESTMENT
P.O. Box 75956
Chicago, Illinois 60675-5956

For information regarding:

Rates and Other Information	1-800-233-2164
An additional Prospectus Supplement	1-800-233-2164
or download from:
www.catfinancialpowerinvestment.com

Cat Financial	See our website at
www.catfinancial.com or see “Where You Can Find More Information” on page 11 of the accompanying prospectus.

CAT FINANCIAL
POWERINVESTMENTtm

$6,000,000,000
VARIABLE DENOMINATION
FLOATING RATE DEMAND NOTES

Distributed by William Blair & Company, L.L.C.
a registered broker-dealer.

Prospectus Supplement

November 17, 2010
(To Prospectus dated November 17, 2010)

Caterpillar Financial
Services Corporation